

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2021

Sean F. McClain
President and Chief Executive Officer
Montauk Renewables, Inc.
680 Andersen Drive, 5th Floor
Pittsburgh, PA 15220

> **Re: Montauk Renewables, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 23, 2020**
> **File No. 333-251312**

Dear Mr. McClain:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1

Security Ownership of Certain Beneficial Owners and Management, page 138

1. We note your revised disclosure in response to prior comment 4 and reissue the comment in part. Please disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by Swisspartners Marcuard Heritage and Compagnie Financiere Boshoff. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Amy Pandit